UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-39957

NEWCELX LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F ☐ Form 40-F

CONTENTS

Press Release

On January 29, 2026, NewcelX Ltd., a corporation incorporated under the laws of Switzerland (the “Company”), issued a press release titled: “NewcelX Announces Updated Corporate Presentation Ahead of Key Spring 2026 Investor and Partnering Conferences” A copy of this press release is furnished herewith as Exhibit 99.1.

Investor Presentation

On January 29, 2026, the Company made available an investor presentation on its website. A copy of the investor presentation is furnished herewith as Exhibit 99.2.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NewcelX Announces Updated Corporate Presentation Ahead of Key Spring 2026 Investor and Partnering Conferences”
99.2	Investor Presentation

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.

Date: January 29, 2026	By:	/s/ Ronen Twito
		Name:	Ronen Twito
		Title:	Chief Executive Officer

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